UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 18, 2025, an indirect US subsidiary of Enlight Renewable Energy Ltd. (the “Company”), entered into a Mezzanine Facilities Agreement (the “Mezzanine Facilities Agreement”) with Bank Leumi Le-Israel B.M., as Arranger and Mezzanine Lender. The Borrower is a special purpose vehicle (the “Borrower SPV”) that is indirectly wholly owned by Clenera Holdings LLC. As of the closing of the Mezzanine Facilities Agreement, the Borrower SPV indirectly holds the interest in the following solar and storage projects: Atrisco, Apex, Quail Ranch, Roadrunner, and Snowflake A. Atrisco and Apex projects are operational and generating revenue. Quail Ranch, Roadrunner, and Snowflake A are still under construction. The proceeds from the Mezzanine Facilities are expected to support the construction of our projects located in the US.

In addition, the Atrisco BESS project secured an additional tax-equity domestic content adder of $53 million from a leading US-based bank, with net proceeds of $41 million. The transaction generates a substantial net profit for the Company as detailed hereinafter.

Mezzanine Facilities Agreement

The Mezzanine Facilities Agreement will provide for $350 million of loan commitments, of which $160 million will be available immediately, and the remaining $190 million will be available upon the financial close of the senior debt for the Snowflake A project, expected to occur during the fourth quarter of 2025.

The Mezzanine Facilities are structured with an amortization tenor of 19 years and are to be fully repaid by June 30, 2032 (mini-perm). The Loans will bear interest at SOFR plus an annual margin of 2.7% to 3.2%.

The Mezzanine Facilities Agreement also provides for optional prepayment, upon receipt of distributions resulting from increased project’s leverage, following achievement of the commercial operation date milestones.

The Mezzanine Facilities Agreement also contains mandatory prepayment provisions with respect to events such as dispositions of projects and upon receipt of distributions from the projects following achievement of the commercial operation date milestones and the conversion of the project-level construction financing into term financing.

The Mezzanine Facilities Agreement contains customary covenants, including covenants governing incurrence of indebtedness, incurrence of liens, payment of dividends and distributions, disposals, and investments, in each case applicable to both the Borrower SPV and its subsidiaries. The Mezzanine Facilities Agreement also contains customary events of default relating to, among other things, failure to make payments, breach of covenants, and breach of representations.

The Mezzanine Facilities Agreement is secured by liens on 100% of the Borrower SPV’s equity interests in its subsidiaries and assets. The Company will provide a limited parent guarantee for an amount up to 30% of the aggregate loan commitments under the Mezzanine Facilities Agreement.

Atrisco BESS Domestic Content Adder

The Atrisco BESS project, which includes 1,200 MWh of energy storage capacity, secured an additional 10% Tax Credit based on the domestic content adder. As a result, the project’s tax equity investor, a U.S.-based bank, is expected to increase its investment by $53 million, generating net proceeds of approximately $41 million. Respectively, this will create an increase of approximately $41 million to the Company’s pre-tax net profit, to be spread evenly over the next five years. The new addition generates a significant improvement in the Atrisco BESS project’s equity IRR.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this filing other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to the Project, plans, projections, predicted or anticipated future results, and the completion timeline for the Project, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) and our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and speak only as of the date of this filing. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as may be required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: August 19, 2025	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel